EXHIBIT 99.1

Top Ships Announces Sale of Two Newbuilding MR Tankers for about $14.5 million

ATHENS, Greece, Nov. 12, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that it has entered into an agreement with Rubico Inc., a related party, to sell 100% of the issued and outstanding shares of two Marshall Islands companies (the “SPVs”), each of which is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tankers”). The Newbuilding MR Tankers are scheduled for delivery in the fourth quarter of 2028 and the fourth quarter of 2029, respectively.

The aggregate selling price for 100% of the shares of the SPVs is approximately $14.5 million, payable at closing in cash or, at Rubico Inc.’s election, in whole or in part in Rubico Inc.’s Series G Perpetual Convertible Preferred Shares. The transaction is expected to close by March 31, 2027, subject to customary closing conditions.

The sale was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration to be received to sell the SPVs from an independent financial advisor.

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. The Company’s tanker operating fleet has a total capacity of 857,000 dwt and consists of one 50,000 dwt product/chemical tanker, one 157,000 dwt Suezmax tanker, two 300,000 dwt VLCCs and, through a joint venture, 50% interests in two 50,000 dwt product tankers. The Company has entered into newbuilding contracts for ten 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2028 through the fourth quarter of 2029, two of which it has agreed to sell. In addition, the Company has entered into a share purchase agreement to acquire four shipowning companies that have entered into newbuilding contracts for four high-specification 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2029 through the first quarter of 2030, with closing being subject to customary closing conditions and the successful conclusion of the Financings by the Seller. The Company also owns the megayacht M/Y Para Bellvm, which it has announced its intention to divest. The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. Its common shares trade on the NYSE American under the symbol “TOPS”. For more information about TOP Ships Inc., visit its website: www.topships.org.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the sale of two newbuilding tankers and its expected closing, the expected delivery of our newbuilding vessels, the expected closing of the share purchase agreement to acquire four shipowning companies and our intention to divest the megayacht M/Y Para Bellvm.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.